THOMPSON DESIGNS, INC.
3315 EAST RUSSELL ROAD, SUITE A-4129
LAS VEGAS, NEVADA 89120

December 20, 2010

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Manufacturing and Construction
100 F. Street, N.E.
Washington, D.C. 20549-4631

Attn:       Jay E. Ingram, Legal Branch Chief

Re:          Thompson Designs, Inc.
Registration Statement on Form S-1/A (Amendment No. 3)
Filed December 20, 2010
Your File No. 333-170155

Dear Mr. Ingram:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated December 20, 2010 by Jay E. Ingram, Legal Branch Chief of the Commission’s Division of Corporate Finance, Office of Manufacturing and Construction, this correspondence shall serve as acknowledgment by the Company of the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thompson Designs, Inc.

By:          /s/ Kade Thompson
Kade Thompson
Chief Executive Officer, Chief Financial Officer